Exhibit 99.1

GoldTrust Trustees Reaffirm Recommendation that Unitholders REJECT Sprott’s Inadequate Offer by TAKING NO ACTION and WITHDRAWING Units if Tendered

(Toronto, ON, October 14, 2015) – Central GoldTrust (“GoldTrust”) (symbol: TSX – GTU.UN (C$) and GTU.U (US$); NYSE MKT – GTU (US$)) today announced that the Board of Trustees has reaffirmed its recommendation that Unitholders should reject the unsolicited offer by Sprott Asset Management LP and Sprott Physical Gold Trust (collectively, “Sprott”). Sprott’s hostile offer, which has been extended five times since it was first launched in May, is now set to expire on October 30, 2015.

Bruce Heagle, Chair of the Special Committee of the Board of Trustees of GoldTrust stated: “Sprott’s recent claims of an “increased offer” are illusory; in reality, nothing has changed. Their supposed “premium consideration” of $0.10 per Unit is immaterial; it represents less than 0.3% of the current value of a GoldTrust Unit, and would be more than offset by the higher annual management fees charged by Sprott. Sprott continues to offer no meaningful premium, would charge significantly higher management fees, strip Unitholders of virtually all their governance rights and expose certain U.S. Unitholders to higher tax risk. Rejecting Sprott’s self-serving, inadequate offer and retaining your GoldTrust Units, characterized by an industry-leading expense ratio, superior bullion security and safeguards, and a sound, tax-efficient structure, is the clear choice for long-term bullion investors.”

Mr. Heagle continued: “Sprott’s drawn-out smear campaign is a desperate attempt to obscure the facts: despite trying to buy support for their offer by paying brokers, Sprott has fallen far short of the required 66 2/3% of GoldTrust Units their offer requires because so many GoldTrust Unitholders have not tendered to their inadequate offer. In fact, by Sprott’s own admission, as of October 5, 2015, prior to the fifth extension of their offer, only 42.46% of GoldTrust Units had been tendered to their offer. Sprott has stated that this latest extension is expected to be their last – the Trustees urge all Unitholders to send a clear message to Sprott that it’s time for them to terminate their inadequate offer and stop harassing Unitholders. We thank GoldTrust Unitholders for their patience and continued support.”

GoldTrust Trustees continue to recommend that Unitholders REJECT Sprott’s offer, TAKE NO ACTION, DO NOT TENDER their Units to Sprott’s offer and WITHDRAW their Units if already tendered.

GoldTrust Unitholders are reminded that they are NOT REQUIRED to make any election or tender their Units to Sprott, regardless of what brokers may say. If instructed by a broker that tendering is required or that Unitholders cannot “do nothing,” please call D.F. King & Co at 1-800-251-7519 for assistance.

Unitholders who have already tendered to Sprott’s offer should withdraw their Units immediately by contacting D.F. King & Co at 1-800-251-7519, or via email at inquiries@dfking.com

About Central GoldTrust

GoldTrust (established on April 28, 2003) is a passive, self-governing, single purpose trust, which invests primarily in long-term holdings of gold bullion and does not speculate in gold prices. At October 13, 2015, the GoldTrust Units were 99.7% invested in unencumbered, allocated and physically segregated gold bullion. Units may be purchased or sold on the Toronto Stock Exchange and NYSE MKT.

Additional Information and Where to Find It

The recommendation of the Trustees described herein is contained in the Trustees’ Circular, which has been filed with Canadian securities regulatory authorities and is also contained in the solicitation/recommendation statement filed with the Securities and Exchange Commission (“SEC”). Unitholders are urged to read the Trustees’ Circular and the solicitation/recommendation statement and other relevant materials because they contain important information. The Trustees’ Circular and other filings made by GoldTrust with Canadian securities regulatory authorities since 2003 may be obtained without charge at http://www.sedar.com and at the investor relations section of the GoldTrust website at http://www.gold-trust.com/news.htm. The solicitation/recommendation statement and other SEC filings made by GoldTrust may be obtained without charge at the SEC’s website at http://www.sec.gov and at the investor relations section of the GoldTrust website at http://www.goldtrust.com/news.htm.

Forward-Looking Statements

Certain statements contained in this press release constitute “forward-looking statements” under United States federal securities laws and “forward-looking information” under Canadian securities laws (collectively, “Forward-Looking Statements”), including those related to: the reasons of the Board of Trustees for recommending to Unitholders the rejection of Sprott’s offer, not taking any action with respect to Sprott’s offer and not tendering any Units to Sprott’s offer; the anticipated costs, risks and uncertainties associated with Sprott’s offer, including any anticipated impacts on bullion security, governance and Unitholder rights, potential tax risks and fees to be collected by Sprott; the anticipated timing, mechanics, completion and settlement of Sprott’s offer; the value of the Sprott Physical Gold Trust units that would be received as consideration under Sprott’s offer; the ability of Sprott to complete the transactions contemplated by Sprott’s offer; any anticipated results or performance of Sprott Physical Gold Trust or any other affiliates of Sprott; any anticipated changes to the market price of Sprott Physical Gold Trust units or any other securities of Sprott and their affiliates; and any anticipated future prices of gold and the units. GoldTrust cautions investors about important factors that could cause actual results or outcomes to differ materially from those expressed, implied or projected in such Forward-Looking Statements. Such Forward-Looking Statements involve projections, estimates, assumptions, known and unknown risks and uncertainties which could cause actual results or outcomes to differ materially from those expressed in such Forward-Looking Statements or otherwise be materially inaccurate. No assurance can be given that these projections, estimates, expectations or assumptions will prove to be correct and any Forward-Looking Statements included in this press release should not be unduly relied upon. These Forward-Looking Statements speak only as to GoldTrust’s beliefs, views, expectations and opinions as of the date of this press release. Except as required by applicable securities laws, GoldTrust does not intend and does not assume any obligations to update or revise these Forward-Looking Statements, whether as a result of new information, future events or otherwise. In addition, this press release may contain Forward-Looking Statements drawn from or attributed to third party sources. Factors that could cause or contribute to such differences include, but are not limited to, those risks detailed in GoldTrust’s filings with the Canadian securities regulatory authorities and the SEC.